Exhibit 99.1

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
10 Jiancaicheng Middle Road
Xisanqi, Haidian District
Beijing, People's Republic of China, 100096
________________________________________

NOTICE OF 2010 ANNUAL MEETING OF MEMBERS
To Be Held On June 25, 2010

Dear Stockholder:

The 2010 Annual Meeting of Members (the “Meeting”) of Hollysys Automation Technologies Ltd., a British Virgin Islands company (the “Company”), will be held on Friday, June 25, 2010, at 9:00 a.m., local time, at 10 Jiancaicheng Middle Road, Xisanqi, Haidian District, Beijing, China 100096 for the following purposes:

1.
To elect five persons to the Board of Directors of the Company, each to serve until the next annual meeting of members of the Company or until such person shall resign, be removed or otherwise leave office;

2.	To ratify the appointment of BDO Limited (“BDO”) as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2010;

3.	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

All stockholders of record of shares of the Company at the close of business on April 30, 2010 are entitled to notice of, and vote on the matters to be acted on at, the Meeting and any adjournment.

You are cordially invited to attend the Meeting.

A Proxy Statement describing the matters to be considered at the Meeting is attached to this Notice.  Our 2009 Annual Report accompanies this Notice, but it is not deemed to be part of the Proxy Statement.

If you plan to attend the meeting, please notify us of your intentions via telephone or the Internet as directed on the proxy card.  This will assist us with meeting preparations.  If your shares are not registered in your own name and you would like to attend the meeting, please ask the broker, trust, bank or other nominee that holds your shares to provide you with evidence of your share ownership.  This will enable you to gain admission to the Meeting.

By Order of the Board of Directors,

/s/ Changli Wang
June 1, 2010	Chairman and Chief Executive Officer

YOUR VOTE IS IMPORTANT

Whether or not you expect to attend the Meeting in person, we urge you to vote your shares at your earliest convenience.  This will ensure the presence of a quorum at the Meeting.  Promptly voting your shares via the Internet, by telephone, or by completing, signing, dating and returning the enclosed proxy card will save us the expenses and extra work of additional solicitation.  An addressed envelop for which no postage is required if mailed in the United States will be provided with paper copies of the proxy materials.  Submitting your proxy now will not prevent you from voting your shares at the Meeting if you desire to do so, as your proxy is revocable at your option before it is exercised at the Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON JUNE 25, 2010

This Notice and Proxy Statement and our 2009 Annual Report are available online at http://hollysysautomation.investorroom.com.

TABLE OF CONTENTS

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
10 Jiancaicheng Middle Road
Xisanqi, Haidian District
Beijing, People's Republic of China, 100096

__________

PROXY STATEMENT
__________

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors of Hollysys Automation Technologies Ltd., a British Virgin Islands company (the “ Company ,” “Hollysys” or “ we ”), for the 2010 Annual Meeting of Members (the “Meeting”).  The Meeting is to be held at 9:00 a.m., local time, on Friday, June 25, 2010, and at any adjournment or adjournments thereof, at 10 Jiancaicheng Middle Road, Xisanqi, Haidian District, Beijing, People's Republic of China, 100096.

We first sent or made these proxy materials available to stockholders on or about June 4, 2010.

GENERAL INFORMATION

Purpose of Meeting

The purposes of the Meeting are to seek stockholder approval of three proposals: (i) electing five (5) directors to the Board of Directors of the Company (the “Board”); (ii) ratifying the appointment of BDO as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2010; and (iii) transacting such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Who May Vote

Only shareholders of record of our ordinary shares, $0.001 par value (the “Ordinary Shares”), as of the close of business on April 30, 2010 (the “Record Date”) are entitled to notice and to vote at the Meeting and any adjournment or adjournments thereof.

A list of stockholders entitled to vote at the Meeting will be available at the Meeting and for ten days prior to the Meeting, during office hours, at the executive offices of the Company at 10 Jiancaicheng Middle Road, Xisanqi, Haidian District, Beijing, People's Republic of China, 100096 by contacting the Secretary of the Company.

The presence at the Meeting of a majority of the outstanding Ordinary Shares as of the Record Date, in person or by proxy, is required for a quorum.  Should you submit a proxy, even though you abstain as to one or more proposals, or you are present in person at the Meeting, your shares shall be counted for the purpose of determining if a quorum is present.

Broker “non-votes” are included for the purposes of determining whether a quorum of shares is present at the Meeting.  A broker “non-vote” occurs when a nominee holder, such as a brokerage firm, bank or trust company, holding shares of record for a beneficial owner does not vote on a particular proposal because the nominee holder does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

As of the Record Date, we had issued and outstanding 54,356,562 Ordinary Shares.  Each holder of Ordinary Shares on the Record Date is entitled to one vote for each share then held on all matters to be voted at the Meeting.  No other class of voting securities was then outstanding.

Voting Your Proxy

You may vote by one of the following methods:

•
By Mail: Sign, date and return your proxy card in the enclosed postage-paid envelope.  If you sign and return your proxy card but do not give voting preferences, we will vote on your behalf FOR each of the nominees of the Board of Directors (Proposal No. 1), FOR the ratification of the appointment of BDO as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2010 (Proposal No. 2), and in the discretion of the proxy holders as to any other matters that may properly come before the Meeting or any postponement or adjournment of the Meeting;

•	By Telephone: Stockholders in the United States, Puerto Rico, and Canada may vote by telephone by following the instructions on the proxy card;

•	Via Internet: You may vote online at the website provided on the proxy card; or

•	In person: Attend the Meeting, or send a personal representative with an appropriate proxy, to vote by ballot.

Each Ordinary Share outstanding on the record date will be entitled to one vote on all matters.  Under Proposal No. 1 (Election of Directors), the five nominees for election as directors at the Meeting are uncontested.  In uncontested elections, directors are elected by plurality of the votes cast at the meeting.  Proposal No. 2 (Ratification of Independent Auditors) requires the vote of a majority of the shares present in person or by proxy at the Meeting for approval.

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of the New York Stock Exchange, the organization that holds your shares may generally vote at its discretion on routine matters but cannot vote on non-routine matters.  If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares.  This is generally referred to as a “broker non-vote.”  In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal.  Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted.  Mere attendance at the meeting will not revoke a proxy.  Such revocation may be effected by calling the toll-free telephone number listed in your proxy card (within the United States, Puerto Rico, and Canada only), by accessing the Internet website identified on your proxy card or in writing by execution of a subsequently dated proxy, or by a written notice of revocation, sent to the attention of the Secretary at the address of our principal office set forth above in the Notice to this Proxy Statement or your attendance and voting in person at the Meeting.  Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein.

If the Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Meeting.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our stockholders.  Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners.  We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone.  The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

Delivery of Proxy Materials to Households

The SEC has adopted rules that allow a company to deliver a single proxy statement or annual report to an address shared by two or more of its stockholders.  This method of delivery, known as “householding,” permits us to realize significant cost savings, reduces the amount of duplicate information stockholders receive, and reduces the environmental impact of printing and mailing documents to you.  Under this process, certain stockholders will receive only one copy of our proxy materials and, as applicable, any additional proxy materials that are delivered until such time as one or more of these stockholders notifies us that they want to receive separate copies.  Any stockholders who object to or wish to begin householding may contact our Corporate Secretary, orally or in writing at the telephone number or address, as applicable, at Hollysys Automation Technologies Ltd., 10 Jiancaicheng Middle Road, Xisanqi, Haidian District, Beijing, People's Republic of China, 100096, telephone number (+86) 10 58981386.  We will send an individual copy of the proxy statement to any stockholder who revokes their consent to householding within 30 days of our receipt of such revocation.

Interest of Officers and Directors in Matters to Be Acted Upon

None of the Company’s officers or directors has any interest in any of the matters to be acted upon, except to the extent that a director is named as a nominee for election to the Board of Directors.

PROPOSAL NO. 1 ELECTION OF DIRECTORS

The Board responsible for establishing broad corporate policies and monitoring the overall performance of the Company.  It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers, and monitors their performance.  Members of the Board are kept informed of the Company’s business by participating in Board and committee meetings, by reviewing analysis and reports, and through discussions with the Chairman and other officers.

There are currently five (5) directors serving on the Board.  At the Meeting, five (5) directors will be elected, each to hold office until the next Annual Meeting of Members or his or her earlier death or resignation or until his or her successor, if any, is elected or appointed.  The individuals who have been nominated for election to the Board at the Meeting are listed in the table below, with brief biographies.  Each of the nominees is a current director of the Company.

If, as a result of circumstances not now known or foreseen, any of the nominees is unavailable to serve as a nominee for the office of Director at the time of the Meeting, the holders of the proxies solicited by this Proxy Statement may vote those proxies either (i) for the election of a substitute nominee who will be designated by the proxy holders or by the present Board or (ii) for the balance of the nominees, leaving a vacancy.  Alternatively, the size of the Board may be reduced accordingly.  The Board has no reason to believe that any of the nominees will be unwilling or unable to serve, if elected as a Director.  The five nominees for election as directors are uncontested.  In uncontested elections, directors are elected by plurality of the votes cast at the meeting.  Proxies submitted on the accompanying proxy card will be voted for the election of the nominees listed below, unless the proxy card is marked otherwise.

Recommendation of the Board

The Board unanimously recommends a vote FOR the election of the nominees listed below.

Vote Required

The election of each nominee for director requires the approval by a plurality of votes entitled to be cast with respect to that nominee by the stockholders, present in person or by proxy.

Information about Nominees

Set forth below are the names of the nominees, their ages, all current positions and offices that they hold with us, the period during which they have served as such, and their business experience during at least the last five years.  The directors will serve until the next annual meeting of members or until their successors are elected or appointed and qualified.

Name	Age	Position	Director Since

Changli Wang	52	Chairman and Chief Executive Officer	2007

Colin Sung	42	Director	2008

Jerry Zhang	37	Director	2007

Jianyun Chai	47	Director	2008

Qingtai Chen	71	Director	2008

Director Recommendations and Nominations

It is the Governance and Nominating Committee’s policy to consider properly submitted shareholder recommendations (as opposed to a formal nomination) for candidates for membership on the Board.  A shareholder may submit a recommendation for a candidate for membership on the Board by submitting in writing the name and background of such candidate to the Governance and Nominating Committee, c/o Secretary, Hollysys Automation Technologies Ltd., 10 Jiancaicheng Middle Road, Xisanqi, Haidian District, Beijing, People's Republic of China, 100096.

The Governance and Nominating Committee will consider a recommendation only if (1) appropriate biographical and background information on the candidate is provided, (2) the recommended candidate has consented in writing to a nomination and public disclosure of the candidate’s name and biographical information, and (3) the recommending shareholder has consented in writing to public disclosure of such shareholder’s name. Required biographical and background information include: (A) the name, age, business address and residence of such person, (B) the principal occupation and employment of such person, and (C) biographical information on the recommended candidate that the recommending shareholder believes supports such candidacy (keeping in mind the criteria discussed below that the Governance and Nominating Committee considers in making recommendations for nomination to the Board).

The Governance and Nominating Committee uses a variety of methods for identifying candidates for nomination to the Board.  Although candidates for nomination to the Board typically are suggested by existing directors or by our executive officers, candidates may come to the attention of the Governance and Nominating Committee through professional search firms, shareholders or other persons.  The process by which candidates for nomination to the Board are evaluated includes review of biographical information and background material on potential candidates by the Governance and Nominating Committee members, meetings of the Governance and Nominating Committee members from time to time to evaluate and discuss potential candidates, and interviews of selected candidates by members of the Governance and Nominating Committee.  Candidates recommended by shareholders (and properly submitted, as discussed below) are evaluated by the Governance and Nominating Committee using the same criteria as other candidates.  Although the Governance and Nominating Committee does not have specific minimum qualifications that must be met before recommending a candidate for election to the Board, the Committee does review numerous criteria before recommending a candidate.  Such criteria include: character, integrity, judgment, diversity, independence, skills, education, expertise, business acumen, business experience, length of service, understanding of our business, other commitments and the like.

Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole

The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the Board as a whole, in light of the Company’s current needs and business priorities.  The Company is a NASDAQ listed company that offers products and services in the automation technology industry in China.  Therefore, the Board believes that a diversity of professional experiences in the automation and control technologies and applications, specific knowledge of key geographic growth areas, and knowledge of U.S. capital markets and of U.S. accounting and financial reporting standards should be represented on the Board.  In addition, the market in which we compete is characterized by rapid technological change, evolving industry standards, introductions of new products, and changes in customer demands that can render existing products obsolete and unmarketable.  Our future success depends upon our ability to address the increasingly sophisticated needs of our customers by supporting existing and emerging hardware, software, database, and networking platforms and by developing and introducing enhancements to our existing products and new products on a timely basis that keep pace with technological developments, evolving industry standards, and changing customer requirements, through strong focus on. research and development.  Therefore, the Board believes that academic and professional experience in research and development in the automation and control technologies and applications should also be represented on the Board.

Although neither the Board nor the Governance and Nominating Committee of the Board currently has a specific diversity policy, both believe that diversity that exists on the Board provides significant benefits to the Company.  In its evaluation of candidates for membership on the Board, the Governance and Nominating Committee considers diversity with respect to factors such as gender, age, race, national origin, cultural background and professional experiences.

Biographical Information and Summary of Qualifications of 2010 Nominees for Director

Dr. Wang Changli has been our director and Chief Executive Officer since September 2007.  Prior to founding our subsidiary Beijing Hollysys Co., Ltd., or Beijing Hollysys, in 1993, Dr. Wang worked for the No. 6 Institute of Electronic Industry Department, the predecessor of Beijing Hollysys.  Dr. Wang also has been the Vice Chairman of the Chinese Automation Association since 2003.  Dr. Wang received his Bachelor’s degree in Automation from Tianjin University in 1984 and his PhD in Automation from Lancaster University of United Kingdom in 1988.

Mr. Colin Sung has been our director and the Chair of our Audit Committee since February 2008.  Mr. Sung is currently the Chief Financial Officer and President of China Cablecom, a U.S. public company that provides provider cable television services in China.  He previously served as Chief Financial Officer of Linktone Ltd. from June 2005 to January 2008.  He also served as the acting Chief Executive Officer of Linktone from February 2006 to April 2006.  From June 2004 until April 2005, Mr. Sung served as Corporate Controller of UTi United States, Inc., a subsidiary of UTi Worldwide Inc., a global integrated logistics company.  From August 2001 until May 2004, he was the Vice President of Finance and Corporate Controller of USF Worldwide, Inc., a subsidiary of USF Corporation, a transportation industry leader, which was acquired by GPS Logistics in October 2002.  Prior to that, he was Vice President and Corporate Controller of the US operations of Panalpina Inc.  Mr. Sung is a Certified Public Accountant and has a Bachelor of Science degree from William Paterson University and a Master of Business Administration degree from American Intercontinental University.

Ms. Jerry Zhang has been our director since September 2007.  Ms. Zhang is currently the China Business Director of FIL Investment Management (Hong Kong) Limited under Fidelity International since September 2008.  She previously served as the Head of Investors & Intermediaries, Financial Institutions for the Standard Chartered Bank in China.  In that role, she is responsible for relationship management of broker dealers, insurance companies, fund managers, development organizations, finance/trust companies and professional firms throughout China.  Prior to that, Ms. Zhang was a senior relationship manager at Standard Chartered Bank, specializing in financial institution clients and regulators in China.  She also worked to develop Standard Chartered Bank’s custody products in China from 2000 up to 2008.  Over the years, Ms. Zhang has established an extensive network with both regulators and market players.  Ms. Zhang received her Bachelor’s degree in electronic and mechanical engineering and obtained an MBA from Lancaster University in the United Kingdom in 2000.

Dr. Jianyun Chai has been our director since June 2, 2008.  Dr. Chai is currently a professor and the head of the Institute of Power Electronic and Electrical Machine System at Tsinghua University in China. Before he joined Tsinghua University as an Associate Professor in 1999, Dr. Chai spent eight years working in the motor and information industries in Japan. Dr. Chai is also a member of various societies and organizations, including the China Renewable Energy Society, the Chinese Society for Electrical Engineering, and the Chinese Wind Energy Association. Dr. Chai received a Bachelors degree and a PhD in Electrical Engineering from Tsinghua University in 1984 and 1989, respectively.

Mr. Qingtai Chen has been our director since June 2, 2008.  Mr. Chen has worked for the Dong Feng Motor Group for over 22 years and served as its General Manager prior to joining the Company. While employed by the Dong Feng Motor Group, Mr. Chen also served in various positions, including as a member of the First Session of the Monetary Policy Committee of the People’s Bank of China, as a deputy director of the State Council Economic and Trade Office, as a deputy director of the State Economic and Trade Commission, and as a deputy director of the Development Research Center of the State Council. Mr. Chen also served from 2000 to 2006 as an independent director of Sinopec Corp. Mr. Chen received his Bachelors of Science degree in power and dynamics engineering from Tsinghua University and has been recognized as a National Excellent Entrepreneur and National Economic Reform Talent in China. Mr. Chen currently serves as a standing member of National Committee of the Chinese People’s Political Consultative Conference and as the Dean of the School of Public Policy and Management at Tsinghua University.  He also serves as an independent director for the Bank of Communications, which is listed on both Shanghai Stock Exchange and Hong Kong Stock Exchange, and as an independent director of Mindray Medical International Limited, which is listed on New York Stock Exchange.

PROPOSAL NO. 2 RATIFICATION OF SELECTION
OF INDEPENDENT AUDITORS

The consolidated balance sheets of the Company as of June 30, 2009, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the year ended June 30, 2009, were audited by BDO, an independent registered public accounting firm.  Our management believes that they are knowledgeable about our operations and accounting practices and are well qualified to act as our independent registered public accounting firm.  Therefore, our Audit Committee has appointed BDO to act as our independent registered public accounting firm for the year ending June 30, 2010.  We are asking our stockholders to ratify the selection of BDO as our independent registered public accounting firm.  Although ratification is not required by our Articles of Association or otherwise, the Board is submitting the selection of BDO to our stockholders for ratification as a matter of good corporate practice.  In the event our stockholders fail to ratify the appointment, the Audit Committee may reconsider this appointment.

The Company has been advised by BDO that neither the firm nor any of its associates had any relationship with the Company.  Representatives of BDO will be available via teleconference during the Meeting, at which time they may make any statement they consider appropriate and will respond to appropriate questions raised at the Meeting.

Recommendation of the Board

The Board unanimously recommends a vote FOR ratification of the selection of BDO as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2010.

Vote Required

The ratification of the appointment of BDO as our independent auditor requires the approval of the stockholders of a majority of our Ordinary Shares issued and outstanding, present in person or voting by proxy.

ANNUAL REPORT ON FORM 20-F

We will provide without charge to each person solicited by this Proxy Statement, on the written request of such person, a copy of our Annual Report on Form 20-F, including the financial statements and financial statement schedules, as filed with the SEC for our most recent fiscal year.  Such written requests should be directed to the Secretary of the Company, at our address listed on the top of page one of this Proxy Statement.

OTHER MATTERS

As of the date of this Proxy Statement, the Board has no knowledge of any business which will be presented for consideration at the Meeting other than the election of directors and the ratification of the appointment of the accountants of the Company.  Should any other matters be properly presented, it is intended that the enclosed proxy will be voted in accordance with the best judgment of the persons voting the proxies.

June 1, 2010	By Order of the Board of Directors

/s/ Changli Wang
Chairman and Chief Executive Officer